Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

December 15, 2015

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Tracie Mariner, Staff Accountant

Re:	Harsco Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-03970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2015 (the "Comment Letter"), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed March 2, 2015.

The Commission has asked that the Company either respond to the Commission's comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. As discussed with Tracie Mariner on December 11, 2015, the Company is requesting that it be allowed to respond no later than January 5, 2016. This additional time will enable the necessary internal review related to the Company's response to the Comment Letter.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
President and Chief Executive Officer